Date: 19/02/2008	530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

AMENDED MEETING TYPE

To: All Canadian Securities Regulatory Authorities

Subject: TRANSGLOBE ENERGY CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	19/03/2008
Record Date for Voting (if applicable) :	19/03/2008
Meeting Date :	07/05/2008
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	893662106	CA8936621066

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TRANSGLOBE ENERGY CORPORATION